Filed by RMG Acquisition Corp. III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: H2B2 Electrolysis Technologies, Inc.
Date: June 15, 2023

H2B2’s SoHyCal Project in California has started hydrogen production

Fresno (CA), June 15, 2023 - H2B2 Electrolysis Technologies, Inc. (“H2B2”, “Company” and “us”), a global green hydrogen development and technology company, announced that on June 1, 2023, its SoHyCal project, located in Fresno, California, began commercial production with an initial 1.2 Ton/day capacity.

This landmark project, awarded by the California Energy Commission, is a green hydrogen production facility wholly owned by H2B2, and once Phase II is completed over the next 18 months, it is expected to be one of the largest green hydrogen production facilities in the United States.

The SoHyCal project is expected to supply green hydrogen to the California mobility market. California is a global market leader in aggressively supporting the increase in hydrogen development. Despite these efforts, California currently has significant unmet demand, particularly for mobility uses.

The SoHyCal project will initially be powered by a biogas engine that burns biogas from an organic waste source near the production facility and, subsequently, in the next phase of the project, by a photovoltaic solar plant.

About H2B2 Electrolysis Technologies

H2B2 is a global, vertically integrated provider of green hydrogen energy systems, services, and equipment, with its own proprietary water electrolysis technology. H2B2’s suite of products and services span the production and transport of hydrogen, from design through operation. Hydrogen is commercialized across a variety of sectors such as industrial, energy storage, mobility and residential. For more information, visit www.h2b2.es.

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Important Information and Where to Find It

RMG Acquisition Corp. III (“RMG III”) mailed to its shareholders of record as of November 22, 2022 a definitive proxy statement (the “Extension Proxy Statement”) for an extraordinary general meeting of shareholders, which was held on January 10, 2023 the result of which (i) extended the date by which RMG III must consummate an initial business combination or, otherwise, cease its operations (except for the purpose of winding up) from February 9, 2023 to May 9, 2023 and (ii) allows RMG III, without another shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month each time after May 9, 2023 for a total of up to six months, to August 9, 2023, if RMG III has entered into a definitive business combination agreement (the “Extension Amendment Proposal”). Because RMG III entered into the business combination agreement related to the Proposed Transaction by May 9, 2023, RMG III extended the date that it is required to consummate a business combination by one month to June 9, 2023.  RMG III intends to exercise the right to use all of the remaining permitted extensions. On June 7, 2023, RMG III extended the date that it is required to consummate a business combination by a further month to July 9, 2023. Shareholders may obtain a copy of the Extension Proxy Statement, without charge, by directing a request to: RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140. The Extension Proxy Statement can also be obtained, without charge, at the SEC’s website, www.sec.gov.

In connection with the proposed business combination between RMG III and H2B2 (the “Proposed Transaction”), RMG III intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary and definitive proxy statement/prospectuses, to be distributed to holders of RMG III’s ordinary shares in connection with RMG III’s solicitation of proxies for the vote by RMG III’s shareholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to H2B2 stockholders in connection with the Proposed Transaction.  After the Registration Statement has been filed and declared effective, RMG III will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Proposed Transaction. RMG III will also file other documents regarding the Proposed Transaction with the SEC.  Before making any voting decision, investors and security holders of RMG III and H2B2 are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available, because they will contain important information about the Proposed Transaction. The Registration Statement, preliminary and definitive proxy statements/prospectuses and other relevant documents will be sent or given to the shareholders of RMG III as of the record date established for voting on the Proposed Transaction. Shareholders will also be able to obtain copies of the Registration Statement, proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140.

RMG III urges investors, shareholders and other interested persons to read the Extension Proxy Statement and, when available, the Registration Statement, preliminary and definitive proxy statements/prospectuses as well as other documents filed with the SEC because these documents do and will contain important information about RMG III, H2B2 and the Proposed Transaction.

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Proposed Transaction. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III’s filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transaction. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of RMG III and H2B2 and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RMG III or H2B2. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: demand for green hydrogen in California; continuation of governmental incentives in the green hydrogen industry; competition in the green hydrogen production industry; actual production capacity of SoHyCal; timeline of completion of Phase II; contractual relationship between H2B2 and California Energy Commission; the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; the ongoing impact of the global COVID 19 pandemic; and economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; and those factors discussed in RMG III’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, the Extension Proxy Statement, as well as the Registration Statement, the preliminary and the definitive proxy statements/prospectuses that RMG III intends to file with the SEC in connection with the Proposed Transaction. If any of these risks materialize or RMG III’s or H2B2’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RMG III nor H2B2 presently know, or that RMG III and H2B2 currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RMG III’s and H2B2’s expectations, plans or forecasts of future events and views as of the date of this document. RMG III and H2B2 anticipate that subsequent events and developments may cause their assessments to change. RMG III and H2B2 specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing RMG III’s or H2B2’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact for Investors

Roberto Wilson Fernández: roberto.wilson@h2b2.es // +34 645 094 134